Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

April 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey
Michael Spratt
Thankam Varghese
Melissa McDonough

Re:	Blue Owl Alternative Credit Fund
Registration Statements on Form N-2

Dear Ladies and Gentlemen:

On behalf of Blue Owl Alternative Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2, filed on March 7, 2025 (File No. 811-24062) (the “Private N-2”), and the Fund’s Registration Statement under the 1940 Act and Securities Act of 1933, as amended (the “1933 Act”), on Form N-2, filed on March 10, 2025 (File Nos. 333-285688; 811-24062) (the “Public N-2” and, together with the Private N-2, the “Registration Statements”), transmitted by Anu Dubey of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, by letter dated April 3, 2025.

For your convenience, set forth below is a transcription of the Staff’s comments and the Fund’s responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Private Placement Memorandum, Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the applicable Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the applicable Registration Statement(s).

PROSPECTUS

Cover Page of Private N-2

1.	On page i, the fifth sentence of the fifth paragraph states that “[i]n the event that any terms, conditions or other provisions of such [subscription] agreement (or any related agreements) are inconsistent with or contrary to the description of terms set forth in this Memorandum, the terms, conditions and other provisions of such agreements shall control.” Inasmuch as Section 34(b) of the Investment Company Act of 1940 (“1940 Act”) makes unlawful any untrue statement of a material fact in any registration statement (as does Section 11(a) of the Securities Act of 1933 (“Securities Act”) with respect to the Public N-2), please revise this sentence to reflect that disclosure in the registration statement will be accurate. Similarly, on page ii, please revise the second and fifth sentences of the first full paragraph to reflect the provisions of Section 34(b) of the 1940 Act and, with respect to the Public N-2, Section 11(a) of the Securities Act. Please make the same changes to the second to last sentence in the introductory paragraph under “I. Summary of Terms” on page 1.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in an amendment to the Private N-2 (the “Private N-2 Amendment”) and an amendment to the Public N-2 (the “Public N-2 Amendment” and, together with the Private N-2 Amendment, the “Amendments”), as applicable, as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Cover Page:

No person other than the Adviser has been authorized to give any information concerning the Fund or this offering or to make any representation not contained in this Memorandum. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Memorandum. Prospective investors should not rely on any information not contained in this Memorandum. To invest in the Fund, each prospective investor will be required to execute a subscription agreement. ~~In the event that any terms, conditions or other provisions of such agreement (or any related agreements) are inconsistent with or contrary to the description of terms set forth in this Memorandum, the terms, conditions and other provisions of such agreements shall control.~~ Before the final closing of the Fund’s private placement offering, the Adviser and its affiliates reserve the right to modify any of the terms of the offering and the Shares of the Fund described herein.

I.            Summary of Terms

The following summary describes the offering of shares of beneficial interest in Blue Owl Alternative Credit Fund (the “Fund”), and is subject to, and qualified in its entirety by, the information appearing in this Prospectus, the Statement of Additional Information of the Fund and the terms and provisions of the Declaration and Agreement of Trust of the Fund (the “Declaration of Trust”), the By-Laws of the Fund (the “By-Laws”), the Investment Advisory Agreement between the Fund and Blue Owl Alternative Credit Advisors II LLC (the “Investment Advisory Agreement”) and the Subscription Agreement relating to the Fund (the “Subscription Agreement” and, collectively with the Prospectus, Statement of Additional Information, Declaration of Trust, By-Laws and Investment Advisory Agreement, each as amended, restated or otherwise modified from time to time, the “Fund Documents”), copies of which will be provided to each prospective investor prior to the acceptance of any subscription. This is only a summary and does not contain all of the information that you should consider before making an investment in the Fund. Prior to making any investment, the Fund Documents should be reviewed carefully. ~~If the terms described in this Summary of Terms are inconsistent with or contrary to the terms of the Fund Documents, the Fund Documents (as applicable) shall control. This is only a summary and does not contain all of the information that you should consider before making an investment in the Fund.~~

2.	On page iii, under “Principal Investment Strategy”, the last sentence of the second paragraph states that the Fund may form special purpose vehicles for any purposes which will effectuate the investment program of the Fund. Please respond to the following comments regarding any special purpose vehicles.

(a)            Disclose that “special purpose vehicle” means an entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund. (Please note that “primarily controlled” means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.)

(b)            Disclose that the Fund complies with the 1940 Act provisions governing investment policies (Section 8) on an aggregate basis with the special purpose vehicles.

(c)            Disclose that the Fund complies with the 1940 Act provisions governing capital structure and leverage (Section 18) on an aggregate basis with the special purpose vehicles so that the Fund treats the debt of the special purpose vehicles as its own for purposes of Section 18 of the 1940 Act.

(d)            Disclose that any investment adviser to a special purpose vehicle complies with the 1940 Act provisions relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that any investment advisory contract between a special purpose vehicle and its investment adviser will be filed as an exhibit to the registration statement as it is a material contract.

(e)            Disclose that special purpose vehicles will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Disclose the custodian of any special purpose vehicle.

(f)            Disclose any principal investment strategies or principal risks of the special purpose vehicles that constitute principal investment strategies and principal risks of the Fund.

(g)            Confirm that the financial statements of any wholly-owned or substantially-owned special purpose vehicles will be consolidated with those of the Fund. If not, explain why not.

(h)            Tell us if any of the Fund’s wholly-owned or substantially-owned special purpose vehicles will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any special purpose vehicle whose financial statements are consolidated with those of the Fund will be included in the “Management Fee” line item of the fee table and any such special purpose vehicle’s other expenses will be included in the “Other Expenses” line item of the fee table.

(i)            Confirm to us that the special purpose vehicles and their boards of directors will agree to inspection by the staff of the special purpose vehicles’ books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(j)            If any special purpose vehicles will be foreign entities, please confirm that such special purpose vehicles and their boards of directors will agree to designate an agent for service of process in the United States.

Response:

(a)	The Fund respectfully notes that it may not primarily control certain special purpose vehicles in or through which it invests and, as such, respectfully declines to make the requested change.

(b)	The Fund confirms that it intends to comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any primarily-controlled special purpose vehicle. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

(c)	The Fund advises the Staff that the Fund intends to comply with the provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis such that it will treat the borrowings of any primarily-controlled special purpose vehicles as that of the Fund for purposes of Section 18 of the 1940 Act to the extent required by GAAP, ASC 946 and Regulation S-X. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

(d)	The Fund advises the Staff that any primarily-controlled special purpose vehicles of the Fund through which the Fund engages in investment activities are not expected to be parties to advisory or management contracts. Rather, the Adviser will manage the investments held by any such special purpose vehicles on a look-through basis pursuant to the Investment Advisory Agreement. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

(e)	The Fund advises the Staff that any primarily-controlled special purpose vehicles of the Fund through which the Fund engages in investment activities would be subject to the Fund’s compliance policies and procedures, including compliance with Section 17 of the 1940 Act. To the extent the Fund forms any such vehicles, the assets of the Fund held by those vehicles would be custodied in compliance with Section 17(g) of the 1940 Act and the rules thereunder. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

(f)	The Fund respectfully submits that the principal investment strategies and principal risks disclosed in the Registration Statements appropriately reflect the anticipated aggregate operations of the Fund and any primarily-controlled special purpose vehicles. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

(g)	The Fund may form or maintain entities or vehicles to hold the Fund’s assets for tax or other purposes (e.g., in connection with a credit facility), which may be wholly or partially owned by the Fund, and which will generally be treated as C-corporations, partnerships or disregarded entities. In connection with the formation and maintenance of any such entities, the Fund would conduct an analysis to determine if consolidation of such entity with the Fund is appropriate.

Whether an entity’s financial statements will be consolidated with those of the Fund will depend on the nature of the exclusion that the entity is relying on from registration as an investment company under the 1940 Act. Both GAAP and Regulation S-X prohibit investment companies from consolidating non-investment company entities. Under GAAP and Regulation S-X, the Fund, as a closed-end management investment company, would not consolidate any operating entity on its financial statements unless that operating entity (i) provides substantial services to the Fund and (ii) is controlled by the Fund. In all other cases, GAAP would require that the Fund treat its investment in a non-investment company entity as an operating entity and carry such investment at fair value. An entity that is treated as an operating entity, i.e., does not meet the definition of investment company, would not be consolidated into the financial statements of the Fund. The Fund intends to follow GAAP, ASC 946, and Regulation S-X to determine whether to consolidate the financial statements of an entity with those of the Fund.

(h)	It is not currently anticipated that any special purpose vehicle wholly- or substantially-owned by the Fund will charge a management fee (including performance fees).

(i)	The Fund confirms that any primarily-controlled special purpose vehicles and their boards of directors, if any, will agree to inspection by the Staff of the books and records of such special purpose vehicles, which will be maintained by the Fund in accordance with Section 31 of the 1940 Act and the rules thereunder.

(j)	The Fund confirms that any primarily-controlled special purpose vehicles that are foreign entities and their boards of directors, if any, will agree to designate an agent for service of process in the United States.

3.	On page iii, under “Principal Investment Strategy”, the first sentence of the third paragraph states that the Fund considers “Alternative Credit Assets” to include alternative credit investments. Please disclose what it means to be an “alternative [emphasis added]” credit investment for purposes of the 80% policy.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments to add the following disclosure to the end of the above-referenced paragraph.

The Fund considers its credit investments to be “alternative” as they represent credit-oriented investment in issuers or markets the Adviser believes to be underserved by traditional lenders or the broader capital markets, or that require non-standard, customized terms as compared to traditional lenders or the broader capital markets.

4.	On page iii, under “Principal Investment Strategy”, the first sentence of the third paragraph includes “investments with debt-like characteristics” in the 80% policy. Please identify here the investments with debt-like characteristics (other than preferred securities) that would be included in the 80% policy. We may have more comments after reviewing your response.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

For purposes of the foregoing 80% policy, the Fund considers “Alternative Credit Assets” to include “alternative” credit investments, whether through primary originations or secondary purchases, in loans, bonds, structured products, securitizations, leases and other asset-backed securities (“ABS”) issued on a public or private basis and related derivatives, secured credit backed by financial or physical assets, investments with debt-like characteristics (such as preferred securities, royalty investments, equipment lease investments and convertible bonds)…

5.	On page iii, under “Principal Investment Strategy”, the first sentence of the third paragraph includes “other credit-related investments” in the 80% policy. Please identify here any other credit-related investments that are part of the Fund’s principal strategies and disclose any corresponding risks of such investments under “Risk Factors and Special Considerations”.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

[A]nd other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets (such as secondary investments in credit instruments, interests in certain real estate investment trusts and interests in credit funds).

6.	On page iii, under “Interval Fund”, please disclose the intervals between deadlines for repurchase requests, pricing and repayment. Please also disclose a cross-reference to those sections of the Private Placement Memorandum (or Prospectus for the Public N-2) that discuss the Fund’s repurchase policies and the risks attendant thereto. See Guide 10 to Form N-2.

Response:

The Fund respectfully submits that the above-referenced disclosure contains a cross-reference to the sections of the Private Placement Memorandum or Prospectus, as applicable, that contain more comprehensive disclosure regarding the Fund’s repurchase policies and the risks attendant thereto, as well as the intervals between repurchase requests, pricing and repayment.

Summary of Terms — The Fund (page 1 of Private N-2)

7.	Applicable only to Private N-2: The first sentence of the third paragraph of this section states that the Fund intends to apply for an exemptive order. Inasmuch as the Fund has already filed its application, please replace “intends to apply” with “has applied”.

Response:

The Fund will revise the disclosure in the Amendments, as applicable, and in subsequent amendments to each Registration Statement, to reflect the then-current progress of the Fund’s application for multi-class relief.

Summary of Terms — Investment Objectives and Strategies (pages 2-5 of Private N-2)

8.	On page 2, the second to last sentence of the fourth paragraph refers to “other credit-related investments” whose returns are “substantially driven by the performance of credit or credit-related assets”. To clarify the types of investments to which this language refers, please disclose how the Fund defines such investments.

Response:

The Fund respectfully refers the Staff to its response to Comment #5.

9.	On page 3, in the third paragraph, please clarify what “tradable version” means.

Response:

The Fund will revise the disclosure in the Amendments, as applicable, to disclose that securitized products that represent tradable versions of the Fund’s other asset-based finance investments are products which have a CUSIP (Committee on Uniform Securities Identification Procedures) identifier or are otherwise structured to facilitate trading in a secondary market.

10.	On page 3, under “Commercial Assets”, please briefly disclose what a “triple net lease” is.

Response:

The Fund will revise the disclosure in the Amendments, as applicable, to disclose that triple net leases are leases structured such that the tenant is responsible for all property operating expenses, such as maintenance and repairs, real estate taxes and insurance and capital expenditures.

11.	On page 4, (i) under “Other Credit Investments” and “Private Non-Sponsored Corporate Credit”, disclosure refers to “common equity related to a credit investment” and (ii) under “Capital Solutions”, disclosure refers to “related equity capital solutions to corporate issuers.” Please disclose that such equity investments will not be Alternative Credit Investments for purposes of the 80% policy.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Other Credit Investments

The Fund expects to directly or indirectly invest in privately originated and privately negotiated debt investments in corporate issuers and other special purpose or business purpose entities, as well as publicly traded securities such as broadly syndicated loans, high-yield bonds and investment-grade bonds.

The Fund expects that its corporate investments primarily will be in opportunistic loans and privately negotiated instruments related to corporate entities and other special purpose or business purpose entities structured as senior secured debt, unsecured debt, junior secured debt, secured or unsecured mezzanine financing, preferred securities, debtor-in-possession (DIP) financing, bridge loans, revolving credit facilities, warehouse loans or structured letters of credit and warrants and common equity related to a credit investment, and may encompass various sectors. The Fund’s corporate investments are typically sourced directly from a borrower, but may also be sourced by a private equity or other sponsor.

The Fund’s anticipated liquid credit investments are generally underwritten by a bank or other financial sponsor and then syndicated, or sold, in several pieces to a large group of other investors identified by such bank or sponsor and will often have liquid markets and can be traded by investors.

For the avoidance of doubt, the Fund does not intend to consider investments in common equity related to a credit investment or equity capital solutions to be “Alternative Credit Assets” for purposes of its 80% Policy.

12.	Applicable only to Private N-2: The second to last paragraph of this section states that the Fund does not intend to invest more than 15% of its assets in certain funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act or, alternatively, please revise the first sentence on page 8 to delete “or in which an investor makes a smaller initial investment with the intention of increasing its position with further contributions over time.”

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Private N-2 Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Fund does not intend to invest more than 15% of its assets in private equity and/or hedge funds ~~the equity of private credit funds (including collateralized fund obligations (“CFOs”))~~ that rely on an exemption from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Summary of Terms — Investment Objectives and Strategies (pages 1-6 of Public Registration Statement)

13.	Applicable only to Public Registration Statement: The first sentence on page 6 states that the Fund does not intend to invest more than 15% of its assets in certain funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Public N-2 Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Fund does not intend to invest more than 15% of its assets in private equity and/or hedge funds ~~the equity of private credit funds (including collateralized fund obligations (“CFOs”))~~ that rely on an exemption from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Summary of Terms — The Offering (page 7 of Private N-2)

14.	Applicable only to Private N-2: The first sentence of the second paragraph of this section states that Class I-F Shares will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Please provide a legal analysis as to why the private placement transactions of the Fund’s Shares should not be integrated with the Fund’s anticipated public offering of Shares under the Public N-2. See Rule 152 under the Securities Act.

Response:

The Fund advises the Staff that, in connection with the private placement offering of Class I-F Shares (the “Private Placement”), the Fund requires each investor to enter into a binding commitment to purchase Shares pursuant to a subscription agreement and will close on all such binding commitments, and cease offering any Shares pursuant to the Private Placement, prior to the effectiveness of the Public N-2 and closing on the sale of Shares pursuant to the public offering (the “Public Offering”). These binding commitments are not conditioned on any circumstances within the control of the investors in the Private Placement. Notwithstanding the foregoing, the Fund advises the Staff that, even if the Private Placement were deemed to occur simultaneously or concurrently with the Fund’s offering of Shares pursuant to the Public N-2, the Private Placement should not be integrated with the Public Offering pursuant to Rule 152.

The Private Placement is intended to be conducted pursuant to the exemptions from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of the Securities Act. The Private Placement will be offered for a limited time on a non-public basis exclusively to “accredited investors” as defined under Rule 501(a) who, prior to the filing of the Public N-2, had formed pre-existing, substantive relationships with (i) the Adviser or an affiliate thereof (collectively, “Blue Owl Entities”) and/or (ii) selling agents and other financial intermediaries retained by the Dealer Manager to place Shares. Based on such pre-existing, substantive relationships, the Adviser will have sufficient information and familiarity to evaluate each such investor’s sophistication, and to independently determine that each is in fact an accredited investor. As discussed in the Staff’s Compliance and Disclosure Interpretation Question 256.26, an offer made to an investor who has a pre-existing, substantive relationship with the issuer (or a person acting on its behalf) does not constitute general solicitation. Due to a pre-existing, substantive relationship with each potential investor (or such investor’s advisors and/or managers) in the Private Placement, such investors are not identified or contacted through any general solicitation. Further, the Private Placement is being conducted using offering materials, in accordance with Rule 502, that are separate and distinct from the Public N-2.

As applicable, advisors and/or managers of an investor or similar representatives also are required to represent that, in recommending the investor make an investment in the Fund, the representative: (i) had a reasonable basis to believe the investor is an “accredited investor”, as defined in Rule 501 promulgated under Regulation D under the Securities Act, with whom it had a pre-existing, substantive relationship; and (ii) it did not solicit the investment by means of any form of general solicitation or general advertisement. The Fund believes these representations further support the view that the Private Placement is not a general solicitation, and that the investors in the Private Placement have not and will not rely on the Public N-2 when investing in Shares pursuant to the Private Placement.

Rule 152(a) of the Securities Act provides a safe harbor from integration: "offers and sales will not be integrated if, based on particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering." Further, Rule 152(a) states that "[i]n making this determination . . . the issuer must have a reasonable belief, based on facts and circumstances, with respect to each purchaser in the exempt offering prohibiting general solicitation, that the issuer (or any person acting on the issuer's behalf) either: (i) did not solicit such purchaser through the use of general solicitation; or (ii) established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation."

With respect to the anticipated Public Offering, the Fund confirms that the offering, when it commences, will comply with the registration requirements of the Securities Act because the Public Offering will not commence until after the (i) Private Placement has been terminated and (ii) Commission has declared effective the Public N-2 pursuant to which the offering of the Fund's shares will be registered under the Securities Act. Rule 152(c) under the Securities Act states that an offering will be deemed to commence "at the time of the first offer of securities in the offering by the issuer or its agents", and provides certain non-exhaustive factors that should be considered in determining when an offering is deemed to commence. Rule 152(c) notes that, in the case of a continuous offering that will commence promptly on the date of initial effectiveness, an issuer "may commence an offering" (emphasis added) in reliance on a registration statement filed under the Securities Act on the date the issuer first filed such registration statement with the Commission (see Rule 152(c)(5)(i)). While, in the release adopting Rule 152 (the "Adopting Release"), the Staff indicated a view that commencement of such an offering is likely to occur on the date of such filing, the Fund respectfully notes that the list of factors in Rule 152(c) is not exhaustive and that the Staff, in the Adopting Release, noted that the general principle of integration "looks to the particular facts and circumstances of each offering". While the Fund could offer to sell Shares pursuant to the Public N-2 during the current so-called "waiting period" without risk of violating Section 5 (i.e., "gun-jumping"), no oral or written offers to sell Shares in the Public Offering will be made prior to the effectiveness of the Public N-2. Neither the Fund nor the Adviser has solicited or will solicit purchasers using general solicitation, or has relied or will rely on the Public N-2 filed with the Commission; rather, the Fund and the Adviser have relied, and will continue to rely, on substantive relationships which pre-existed the filing of the Public N-2. In light of the foregoing, the Fund respectfully believes that the Public Offering has not yet commenced.

As noted above, prior to the termination of the Private Offering, the Fund will offer Shares pursuant to the Private Placement exclusively to "accredited investors" who, prior to the filing of the Public N-2, had formed pre-existing, substantive relationships with the Blue Owl Entities and/or selling agents and other financial intermediaries retained by the Dealer Manager. Additionally, the Fund will request effectiveness of the Public N-2 as of a date at least 30 days following the termination of the Private Offering, and will file delaying amendments to the Public N-2 as necessary to accomplish the foregoing. As a result, the Fund believes that it is entitled to rely on the safe harbor in Rule 506(b) in accordance with the exception from integration provided under Rule 152(a) and, therefore, that the Private Placement should not be integrated with the Public Offering pursuant to Rule 152.

15.	Applicable only to Private N-2: The first sentence of the fifth paragraph of this section states that Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares on behalf of Class I-F shareholders from their own resources. Please explain to us the purpose of this arrangement whereby Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares, and any obligation such Class I-F shareholders will have to Blue Owl and/or its affiliates in return for this contribution of proceeds. Will all Class I-F shareholders equally benefit from this contribution? What is the expected size of the contribution and will it vary by shareholder (e.g., what percentage of a shareholder’s investment is expected to be funded by Blue Owl and/or its affiliates)? Please also tell us whether there will be a written agreement between a Class I-F shareholder and Blue Owl and/or its affiliates to govern the terms of this arrangement. We may have more comments after reviewing your response.

Response:

Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase Class I-F Shares on behalf of Class I-F shareholders from Blue Owl’s own resources to facilitate the purchase of Shares by such shareholders. Class I-F shareholders will have no obligation to Blue Owl and/or its affiliates in return for the contribution of such proceeds. All Class I-F shareholders would receive the same proportionate contribution, which will not vary by shareholder (or by class if such contribution is extended to additional share classes launched following the Fund’s receipt of multi-class exemptive relief).

It is not anticipated that there will be a written agreement between Class I-F shareholders and Blue Owl and/or its affiliates to govern the terms of this arrangement, which is a voluntary contribution by Blue Owl and/or its affiliates.

Summary of Terms — Purchasing Shares (page 9 of Public Registration Statement)

16.	Applicable only to Public N-2: The first sentence of the last paragraph of this section states that prospective investors who purchase Shares through financial intermediaries will be subject to the procedures established by those intermediaries, which may include, among other things, charges different from those listed in the Prospectus. Please confirm that any waivers and scheduled variations in sales load charges will be disclosed in the Prospectus and that the reference to “charges different from those listed herein” does not include sales loads. See Items 12(a) of N-1A and IMGU 2016-06 at IM Guidance Update: Mutual Fund Fee Structures. See also application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

Response:

The Fund advises the Staff on a supplemental basis that, as disclosed in the Registration Statements: (i) no Upfront Sales Load will be paid to the Fund or Dealer Manager with respect to Class S and Class U Shares; and (ii) any transaction or other fees (including upfront placement fees or brokerage commissions) directly charged by financial intermediaries to prospective investors are not Upfront Sales Loads paid to the Fund or Dealer Manager with respect to Class S and Class U Shares.

Summary of Terms — Valuation (page 13 of Private N-2)

17.	Applicable only to Private N-2: The first sentence of this section states that the Fund will calculate the NAV of the Class I-F Shares on Thursday of each calendar week. The first sentence on page 7 states that the Fund is seeking to raise $500 million in private placement transactions “on a continuous basis”. Inasmuch as Rule 23c-3(b)(7)(iii) under the 1940 Act requires an interval fund to calculate NAV daily Monday through Friday when shares are offered, please revise the first sentence of this section to state that the Fund will calculate NAV daily (since the private placement transactions are occurring “on a continuous basis”) or explain to us why doing so is not appropriate.

Response:

Rule 23c-3(b)(7)(iii) under the 1940 Act provides that, during a period in which an interval fund is offering its common stock, the current NAV of the fund’s common stock shall be computed no less frequently than once daily, Monday through Friday, at the specific time or times during the day that the board of directors of the company shall set, except on, in relevant part, days during which no order to purchase its common stock is received, other than days when the NAV would otherwise be computed pursuant to Rule 23c-3(b)(7)(i).

The Fund discloses that it will calculate the NAV of its Class I-F Shares on Thursday of each calendar week (or, if any Thursday is not a business day, the Friday thereafter); provided, that the Shares will be valued as of the NYSE Close on each Determination Date. The Fund intends to receive and accept orders to purchase its Shares only in connection with each Drawdown Purchase of Capital Commitments made by the Fund, which shall occur on days on which the Fund’s NAV would otherwise be computed pursuant to Rule 23c-3(b)(7)(i). The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

Summary of Terms — Repurchases of Shares (page 14 of Private N-2)

18.	The first sentence of the second paragraph of this section states that a Shareholder who tenders some, but not all, of its Shares for repurchase will be required to maintain a minimum balance of $10,000 worth of Shares. The last sentence of this same paragraph states that the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Inasmuch as Rule 23c-3(b)(5) under the 1940 Act requires shares to be repurchased on a pro rata basis if shareholders tender stock in an amount exceeding the repurchase amount except in certain specified circumstances, please revise these two sentences to reflect this requirement.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000 worth of Shares. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. In the event that a Shareholder fails to maintain the foregoing minimum account balance, the Fund reserves the right to repurchase all of the Shares held by such Shareholder, subject in all cases to the applicable requirements of Rule 23c-3. The repurchase price payable in respect of Shares repurchased on account of such failure will be determined in the same manner as Shares repurchased pursuant to the Fund’s quarterly repurchase offers. ~~The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained.~~

19.	The third paragraph of this section refers to “discretionary model portfolio management programs”. Please disclose what a discretionary model portfolio management program is.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund, including in the case of repurchase requests: (i) arising from the death or qualified disability of a Shareholder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain a $10,000 minimum account balance; and (v) in certain other limited circumstances. Shareholders who purchase Shares through financial intermediaries should consult with those intermediaries as to whether Shares are held through a discretionary model portfolio management program, as referenced in the foregoing sentence, pursuant to which certain investment management decisions may be delegated to a financial advisor.

Summary of Fees and Expenses (pages 19-20 of Private N-2)

20.	Applicable only to Public N-2: On page 20, please disclose the amount of the management fee in the Management Fee line item based on net assets, rather than based on Managed Assets.

Response:

The Fund intends to reflect the amount of the Management Fee as a percentage of net assets, rather than Managed Assets. The fee table included in the initial Public N-2 filing does not give effect to any estimated or assumed leverage and, as such, net assets and Managed Assets are the same. To the extent that the Fund’s fee table in the Public N-2 Amendment reflects an estimate/assumption that the Fund will incur borrowings for investment purposes within its first year of operations, the Fund will revise the presentation of the Management Fee as appropriate to give effect to such estimated/assumed borrowings.

21.	Applicable only to Public N-2: On page 20, footnote (1) states that certain financial intermediaries may charge transaction or other fees, including upfront placement fees, in such amounts as they may determine, provided that the selling agents limit such charges to certain amounts. Please either disclose that none of these charges are sales loads or, alternatively, (i) in the Maximum Sales Load line item, disclose the amount of the sales load and (ii) in an appropriate location in the Prospectus, describe any sales loads applied to purchases of the Fund’s shares, briefly describe any arrangements that result in breakpoints in or eliminations of sales loads and the classes of people or transactions to which any sales load variations or waivers apply, including identifying those financial intermediaries that offer any such variations or waivers of sales loads. Please apply the same comment (ii) to disclosure in each of the first paragraphs under “Class S Shares” and “Class U Shares” on page 111 of the Public N-2. See Items 12(a) of N-1A and IMGU 2016-06. See also application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to these sections and as applicable in the Public N-2 Amendment as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text). Please also refer to Comment #16.

No Upfront Sales Load will be paid to the Fund or Dealer Manager with respect to Class S and Class U Shares. If, however, Class S Shares or Class U Shares are purchased through certain financial intermediaries, those financial intermediaries may directly charge transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the selling agents limit such charges to [3.50]% of the net offering price per share for each Class S Share and [3.00]% of the net offering price per share for each Class U Share. Such fees are not Upfront Sales Loads paid to the Fund or Dealer Manager. Financial intermediaries will not charge such fees on Class I Shares.

22.	Inasmuch as the Fund plans to invest in other investment companies, please include an AFFE line item in the fee table. See Instruction 10 to Item 3 of Form N-2.

Response:

The Fund currently anticipates incurring AFFE of less than 0.01%, if any, in its first year of operations. The Fund respectfully submits that, in light of the foregoing, no revision to the fee table is necessary.

23.	Applicable only to Private N-2: Please review and confirm that accuracy of the 3 Years, 5 Years and 10 Years amounts in the example calculations as the staff calculated different amounts.

Response:

In response to the Staff’s comment, the Fund intends to revise the example calculations in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

	1 Year	3 Years	5 Years	10 Years
Class I-F	$13	$65~~39~~	$120~~96~~	$270~~249~~

Use of Proceeds (page 25 of Public Registration Statement)

24.	Applicable only to Public N-2: Disclose how long it is expected to take to fully invest the net proceeds in accordance with the Fund’s investment objectives and policies and the reasons for any anticipated lengthy delay in investing the net proceeds. See Item 7.2. of Form N-2.

Response:

The Fund respectfully declines to add clarifying language to this section. The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund constantly raises funds from the sale of Shares and manages its cash position to make investments, pay expenses and pay withdrawing investors. The Fund, in this respect, is more akin to a mutual fund, and we note that Form N-1A does not have a comparable item.

Investment Objective and Strategies – Investment Process – The Facility Agreement (pages 27-28 of Private N-2)

25.	Please file the Facility Agreement as an exhibit to the registration statement. See Item 25.k. of Form N-2 (requiring filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement).

Response:

The Fund respectfully believes that the Facility Agreement is a contract made in the ordinary course of business and, therefore, is not subject to the filing requirement set forth in Item 25.k. of Form N-2.

26.	The first sentence of this section states that the Financing Provider is an “unaffiliated third party”. Please disclose with whom the Financing Provider is unaffiliated.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

On January 23, 2025, the Fund entered into the Facility Agreement with the Financing Provider, a~~n unaffiliated~~ third party that is not affiliated with the Fund or the Adviser.

27.	The last sentence of this section states that there are five Portfolio Investments in the Facility Agreement. Please provide a Regulation S-X Article 12-compliant unaudited schedule of investments of the holdings in the Facility Agreement as of a date: (1) close to the effectiveness of the registration statement for the Public N-2; and (2) within 90 days of the date the Private N-2 was filed for the Private N-2. See IM Dear CFO position 2023-02.

Response:

The Fund advises the Staff, on a supplemental basis, that the Fund does not currently view the potential acquisition of the Portfolio Investments as “probable” within the interpretation of Regulation S-X Rule 6-11 and related guidance. The Facility Agreement contains the Capital Condition, which provides that the Fund is obligated to purchase the Portfolio Investments only if the Fund has called and received $450 million in cash proceeds from subscriptions for Shares in an aggregate amount of at least $450 million. As of the date hereof, the Fund has not met the Capital Condition. The Fund will continue to assess the facts and circumstances of the potential acquisition of Portfolio Investments pursuant to the Facility Agreement to determine if and when the potential acquisition becomes probable, and intends to comply with the guidance set forth in IM Dear CFO Position 2023-02 at any such time.

28.	Please respond to the following comments regarding the Facility Agreement.

(a)            Describe to us the relationship between the Fund and the Financing Provider and the relationship between Cliffwater Enhanced Lending Fund and CELF Holdings (D9) LLC.

(b)            Disclose whether the Fund or Adviser have entered into any agreements including back-stop style agreements with the Financing Provider that relate to the Facility Agreement and, if so, the material terms of such agreements.

(c)            Supplementally tell us what happens if the Capital Condition is never met.

(d)            Supplementally tell us whether or not the Fund intends to rely on its Co-investment Exemptive Order with respect to the Portfolio Investments and, if so, tell us the legal basis for such reliance.

(e)            Disclose that the Fund (1) will not request the Financing Provider to purchase any additional Portfolio Investments pursuant to a Facility Agreement; (2) will impose a requirement (as opposed to an option) on itself to purchase already-existing Portfolio Investments from the Financing Provider at the time the Capital Condition is met; and (3) will treat its forward obligation to purchase Portfolio Investments from the Financing Provider once the requirement to purchase already-existing Portfolio Investments is triggered as subject to the asset coverage requirements of Section 18 of the 1940 Act. Also, revise the existing disclosure to reflect this disclosure.

(f)            Provide us with a legal analysis of whether or not the Portfolio Investments transactions constitute “unfunded commitment agreements” as defined in Rule 18f-4 under the 1940 Act.

Response:

(a)	As disclosed in the Registration Statements, the Fund has entered into the Facility Agreement, a contractual arrangement, with the Financing Provider. The Fund understands that CELF Holdings (D9) LLC is a subsidiary of Cliffwater Enhanced Lending Fund.

(b)	The Fund advises the Staff, on a supplemental basis, that neither the Fund nor the Adviser has entered into any agreements, including backstop-style agreements, with the Financing Provider that relate to the Fund’s obligations pursuant to the Facility Agreement.

(c)	If the Capital Condition is not met prior to the Facility End Date (defined as the earliest to occur of (i) the settlement date in respect of the forward purchase by the Fund of the last remaining Portfolio Investments held by the Financing Provider, (ii) the date that is nine months following the effective date of the Facility Agreement and (iii) the date any insolvency proceeding is commenced by or against the Fund), the Fund will have no obligation to purchase any Portfolio Investments and the Financing Provider may hold or dispose of the Portfolio Investments in its sole discretion.

(d)	The Fund advises the Staff, on a supplemental basis, that it does not intend to rely on the Co-Investment Exemptive Order in connection with its acquisition of any Portfolio Investments from the Financing Provider, as the Financing Provider is an unaffiliated third party and, therefore, such transactions would not involve other funds and/or accounts affiliated with the Fund or the Adviser.

(e)	The Fund may request that the Financing Provider purchase additional Portfolio Investments prior to the six-month anniversary of the effective date of the Facility Agreement. However, the Financing Provider has the right, in its sole and absolute discretion, to approve or reject any such request. The terms of the Facility Agreement obligate the Fund to purchase existing Portfolio Investments at the request of the Financing Provider, provided that the Capital Condition has been met.

The Fund also advises the Staff on a supplemental basis that, following the occurrence of the Capital Condition, for purposes of Section 18 of the 1940 Act, the Fund will treat its forward obligation to purchase existing Portfolio Investments from the Financing Provider under the Facility Agreement as “unfunded commitment agreements”, which are not “derivatives transactions” under Rule 18f-4.

(f)	The Fund believes that the Portfolio Investment transactions are not currently unfunded commitment agreements because the Fund has no current obligation to purchase any Portfolio Investments until the Capital Condition is met. Although the text of Rule 18f-4 contemplates conditional or unconditional commitments, the reference to conditionality was intended to capture a borrower’s need for capital and its obligation to meet certain financial metrics and performance benchmarks, rather than, as here, the Fund’s ability to successfully raise capital.

Nevertheless, should it be determined that the Portfolio Investment transactions contemplated by the Facility Agreement currently constitute unfunded commitment agreements, the Fund advises the Staff that it reasonably believed, upon entering into the Facility Agreement, that it would in the future have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitment agreements, including for these purposes the transactions contemplated by the Facility Agreement. This reasonable belief is an extension of the structure and timing of the Capital Condition itself—namely, the aggregate commitment amount to Portfolio Investments under the Facility Agreement is subject to a maximum limitation of $450 million, while the Capital Condition obligating the Fund to purchase the Portfolio Investments is triggered only if the Fund has called and received $450 million in cash proceeds from subscriptions for Shares in an aggregate amount of at least $450 million. The Fund believes that it is reasonable, therefore, to believe that the Fund will have sufficient cash and cash equivalents to purchase the Portfolio Investments upon the occurrence of the Capital Condition, using any combination of offering proceeds and leverage.

Risk Factors and Special Considerations – Risks Related to the Fund’s Investments – Additional Mortgage-Backed Securities Risk — Transportation Finance Risk (page 46 of Private N-2)

29.	Please briefly describe what mortgage dollar rolls are.

Response:

The Fund will revise disclosure, where applicable in the Amendments, to disclose that mortgage dollar rolls are transactions in which the Fund sells mortgage-related securities from its portfolio to a counterparty from whom it simultaneously agrees to buy a similar security on a delayed delivery basis.

Risk Factors and Special Considerations – Risks Related to the Fund’s Investments – Additional Mortgage-Backed Securities Risk — Mortgage Dollar Rolls Risk (page 41 of Private N-2)

30.	Please briefly describe what “transportation finance-related instruments” are.

Response:

The Fund will revise disclosure, where applicable in the Amendments, to disclose that transportation finance-related investments are transactions involving the acquisition, securitization, financing or leasing of financial instruments that are directly or indirectly related to or backed by aircraft, railcars, locomotives, vessels, or fleet vehicles.

Risk Factors and Special Considerations – Risks Related to the Fund’s Investments – Additional Mortgage-Backed Securities Risk — Trade Claims (pages 47 – 48 of Private N- 2)

31.	Please briefly describe what trade claims are.

Response:

The Fund will revise disclosure, where applicable in the Amendments, to disclose that trade claims are direct obligations or claims against companies in bankruptcy or restructuring.

Risk Factors and Special Considerations – Risks Related to the Fund’s Investments — Marketplace Lending Risk (page 52)

32.	This risk factor describes the risks of investing in loans on a platform. If such platforms include peer-to-peer lending platforms, please disclose the upper limit on the Fund’s investments in loans on peer-to-peer lending platforms or, alternatively, if there is no upper limit, please tell us the amount the Fund expects to invests in such loans.

Response:

The Fund advises the Staff, on a supplemental basis, that the Fund does not currently contemplate undertaking meaningful investment in any peer-to-peer lending platforms (i.e., platforms in which loans are sold to investors other than institutional investors).

Risk Factors and Special Considerations – Risks Relating to Conflicts of Interest — Certain Consultants (page 79 of Private N-2)

33.	The second sentence of this risk factor states that Consultants are expected to regularly provide services to, or in connection with, the Fund in relation to its activities, including the sourcing of transactions. Please explain to us why the Consultants that source transactions are not identified as investment advisers to the Fund. See Section 2(a)(20) of the 1940 Act.

Response:

The Fund does not consider the Consultants to be investment advisers (as defined in Section 2(a)(20) of the 1940 Act) of the Fund because all investment decisions, recommendations and advice will be made by the Adviser independent of the Consultants. Any Consultant’s role is limited to providing the Fund with access to potential investment opportunities and associated due diligence on behalf of the Fund. Further, no Consultant will furnish advice or recommendations to the Fund with respect to the desirability of investing in, purchasing or selling securities or other property, and no Consultant will be empowered to determine what securities or other property shall be purchased or sold by the Fund.

Investment Restrictions and Policies — Fundamental Restrictions (pages 92 – 94 of Private N-2)

34.	Please disclose a fundamental investment policy regarding the purchase and sale of real estate. See Section 8(b)(1)(F) of the 1940 Act.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by revising a fundamental restriction in this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

5. The Fund may not purchase or sell real estate, commodities or contracts related to commodities except to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

35.	On page 93, the third sentence of the third full paragraph states that the Fund does not consider pooled investment vehicles to be an industry or group of industries and will consider them to be issuers in a particular industry or group of industries to the extent a pooled vehicle’s investment strategy is explicitly focused on a specific industry or group of industries. Please disclose that the Fund will consider holdings of pooled investment vehicles in which it invests for purposes of determining compliance with the Fund’s concentration policy.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

With respect to the fundamental restriction relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of more than 25% of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. While the Fund considers holdings of pooled investment vehicles in which it invests for purposes of determining compliance with the Fund’s concentration policy, the Fund does not consider pooled investment vehicles to be an industry or group of industries, and will consider them to be issuers in a particular industry or group of industries to the extent a pooled vehicle’s investment strategy is explicitly focused on a specific industry or group of industries. It is possible that interpretations of concentration could change in the future.

Investment Restrictions and Policies — Fundamental Policies (page 94 of Private N-2)

36.	Please disclose a fundamental policy (or revise an existing one) to also state the periodic intervals between repurchase request deadlines. See Rule 23c-3(b)(2)(i)(B) under the 1940 Act.

Response:

The Fund respectfully notes that its current fundamental policy states that the Fund will make repurchase offers on a quarterly interval, and that the Board will establish Repurchase Request Deadlines in accordance with Rule 23c-3 under the 1940 Act. The Fund respectfully submits that, in light of the foregoing, no disclosure revisions are necessary.

Trustees and Officers — Biographical Information (pages 94 – 96 of Private N-2)

37.	Please disclose the principal business of Wafra Inc. See Instruction 3 to Item 18.1 of Form N-2.

Response:

The Fund will revise the biographical disclosure of Mr. Gillies’ principal occupations in the Amendments to disclose that Wafra Inc. is an alternative investment manager.

Trustees and Officers — Compensation and Share Ownership (page 96 of Private N-2)

38.	Please disclose the compensation paid to Mr. Ivan Zinn. See Item 18.13.a. of Form N-2.

Response:

The Fund will revise the disclosure in the Amendments to indicate that Mr. Ivan Zinn, as an interested Trustee, is not paid any compensation by the Fund.

Trustees and Officers — Fund Ownership (pages 96 – 97 of Private N-2)

39.	The last paragraph of this section describes certain investments of Mr. Flowers. Please explain to us why Mr. Flowers is not an interested trustee. See Section 2(a)(19)(vii) of the 1940 Act. See also Investment Company Act Release No. 24083 (October 14, 1999).

Response:

As discussed further below, the Fund does not consider Mr. Flowers to be an “interested person” (as defined in the 1940 Act) of the Fund or the Adviser. While certain criteria could give rise to a determination that a person is an interested person of the Fund, in light of the reference to the disclosure on pages 96-97 of the Private N-2, this response will focus on whether Mr. Flowers is an “affiliated person” of the Adviser as defined in Section 2(a)(3) of the 1940 Act or has a “material business or professional relationship” with the Adviser.1

Mr. Flowers is not an “affiliated person” of the Adviser.

If a person is an “affiliated person” of a fund’s investment adviser, that person is an interested person of the adviser and the fund under Section 2(a)(19).2 Under Section 2(a)(3) of the 1940 Act, Mr. Flowers would be an “affiliated person” of the Adviser if he (i) directly or indirectly owns, controls or holds the power to vote, 5% or more of the outstanding voting securities of the Adviser, (ii) directly or indirectly controls the Adviser or (iii) is an officer, director, partner, copartner, or employee of the Adviser. Mr. Flowers does not own any outstanding voting or non-voting securities of the Adviser,3 nor does he control the Adviser. Further, he has not been a partner of an affiliate of the Adviser since 2018 and, therefore, is not an officer, director, partner, copartner, or employee of the Adviser.

Neither Mr. Flowers’ passive investments of $1.8 million (approximately half of which consisted of accrued carried interest and approximately half of which consisted of limited partnership interests) in private investment vehicles managed by an affiliate of the Adviser (the “Private Funds”), as disclosed in the Registration Statements, makes Mr. Flowers an affiliated person of the Adviser. Mr. Flowers’ interest in each such Private Fund represents less than 1% of the overall partnership interests of such Private Fund and Mr. Flowers has no control over such Private Funds. Further, as noted in the Registration Statements, Mr. Flowers’ investments are interests in Private Funds managed by an affiliate of the Adviser—not an investment in the Adviser itself. His interest, therefore, is analogous to a disinterested director of one fund owning shares of another fund managed by the same adviser or a separate account managed by the investment adviser where there is no favoritism shown towards the director or special treatment4 and should not give rise to an affiliated person relationship.

Mr. Flowers does not have a “Material Business or Professional Relationship” with the Adviser.

As disclosed in the Registration Statements, a portion of Mr. Flowers’ investments in the Private Funds was held as carried interest. Mr. Flowers received such interests in connection with deferred compensation related to Mr. Flowers’ prior employment by Atalaya Capital Management, which ended in 2018, and which was subsequently acquired by Blue Owl. An affiliate of Blue Owl serves as general partner of the Private Funds and receives compensation based on the performance of the Private Funds, a portion of which is used to pay certain contractual obligations and deferred compensation owed to past and present employees of the Adviser, including Mr. Flowers.

While this compensation was paid by an affiliate of Blue Owl, the amount earned was dependent on the performance of the Private Funds themselves. This arrangement was established more than six years ago5 and was intended to provide a form of deferred compensation for services that Mr. Flowers (i) rendered to Atalaya Capital Management, which, at the time the arrangement was established, was not an affiliate of the Adviser, and (ii) ceased providing in connection with the end of his employment in 2018.6 In addition, these Private Funds are past their investment periods and are winding down. As noted in the Interpretive Release, in considering whether a material business relationship exists, the focus is on when the particular actions occurred. By way of example, the Interpretive Release noted that a person who had been a portfolio manager of the Adviser within the past two fiscal years, could be deemed to have had a material business or professional relationship with the Adviser. However, as noted above, this is not the case with Mr. Flowers, who has not been employed with an affiliate of the Adviser since 2018.

[1]	In order for a person to be deemed an “interested person” of an investment adviser on account of a material business or professional relationship pursuant to Section 2(a)(19)(B)(vii) of the 1940 Act, the Commission must issue an order determining that such a relationship has existed between such person and the adviser, the principal underwriter or the principal executive officer of such adviser or underwriter during the fund’s last two completed fiscal years. While this provision is not self-executing, this response explains why the Fund does not believe there is a basis for such a determination.

[2]	See paragraphs (B)(i) and (A)(iii) of Section 2(a)(19).

[3]	We note that the absence of an ownership interest in the Adviser also means that Mr. Flowers is not an “interested person” of the Adviser under Section 2(a)(19)(B)(iii).

[4]	See Interpretive Matters Concerning Independent Directors of Investment Companies, Release No. IC-24083 (October 14, 1999) (the “Interpretive Release”).

[5]	“The staff has stated that the Commission may determine a fund director to be ‘interested’ if he or she has, at any time during the two-year period, directly or indirectly engaged (or proposed to engage) in any material transactions (or proposed material transactions) with a Specified Entity.” Id.

[6]	“The staff believes that the Commission may determine a fund director to be ‘interested’ if he or she currently holds or held, at any time since the beginning of the last two completed fiscal years of the fund (the ‘two-year period’), certain positions with a Specified Entity.” Id

As a result of the foregoing, the Fund does not believe that Mr. Flowers’ investments in the Private Funds or his prior employment by Atalaya Capital Management (i) render him an affiliated person of the Adviser or (ii) constitute a material business or professional relationship of the type contemplated in Section 2(a)(19)(B)(vii) of the 1940 Act.

Trustees and Officers — Board Structure and Committees (pages 97 – 98 of Private N-2)

40.	In the first paragraph of this section, please disclose whether the Chair of the Board is an interested person of the Fund and, if so, also disclose whether the Fund has a lead independent director and what specific role such director plays in the leadership of the Fund. Also, please disclose why the Fund determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. See Item 18.5.a. of Form N-2.

Response:

The Fund notes that the Chair of the Board is an Independent Trustee and therefore does not intend to include separate disclosure regarding appointing a lead independent director. In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

As required by the 1940 Act, a majority of the Fund’s Trustees are ~~will be~~ Independent Trustees and are ~~will~~ not ~~be~~ affiliated with the Adviser. The Independent Trustees have appointed James Gillies, an Independent Trustee, as Chair of the Board ~~will exercise their informed business judgment to appoint an individual of their choosing to serve as Chair of the Board, regardless of whether the Trustee happens to be independent or a member of management~~. The Independent Trustees believe ~~appointment of the Chair will reflect the Independent Trustees’ belief~~ that the Board’s leadership structure is appropriate in light of such Chair’s appointment because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among the Board in a manner that enhances effective oversight. The ~~It is anticipated that the~~ Board has ~~will~~ established two standing committees: an Audit Committee and a Nominating and Governance Committee.

Trustees and Officers — Board Structure and Committees (pages 97 – 98 of Private N-2)

41.	The first sentence of this section states that the day-to-day management of the Fund are made by the Alternative Credit Investment Committee of Blue Owl, which is defined to include the Adviser, its parent company and their affiliates per disclosure on page i and page 1 of the Offering Memorandum. If the Adviser uses personnel from an affiliate in providing investment management services to the Fund pursuant to a personnel/resource sharing agreement, please describe to us the following:

(a)            the specific services any affiliate of the Fund or Adviser and such affiliate’s employees will provide on the Adviser’s behalf and why those services do not amount to investment advisory services provided to the Fund;

(b)            the extent to which the Adviser will depend on such affiliate’s personnel in providing investment advisory services;

(c)            whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940;

(d)            whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

(e)            whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

(f)            by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the Fund (i.e., controlled subsidiary, wholly or majority owned subsidiary); and

(g)            the registration status of such affiliate and where such affiliate is domiciled.

Response:

(a)	The Fund advises the Staff that there is not, and will not be, a resource sharing agreement in place among the Fund or the Adviser and Blue Owl. Although there is not a resource sharing agreement in place, this does not mean Blue Owl will not share resources with the Adviser, which is a wholly-owned subsidiary of Blue Owl. As with other teams across Blue Owl, the Adviser will leverage the sourcing network and the structuring and execution capabilities of Blue Owl in providing services to the Fund. The resources and services necessary for the Fund’s business will be provided in accordance with the terms of the Investment Advisory Agreement and the Administration Agreement to which the Fund is party. In particular, all investment advisory services will be provided by the Adviser pursuant to the Investment Advisory Agreement.

(b)	In providing its services pursuant to the Investment Advisory Agreement, the Adviser will leverage its relationship with Blue Owl’s Alternative Credit team, which is not a legal entity but a term used to describe Blue Owl’s investment team dedicated to overseeing the alternative credit strategy pursued by the Fund.

(c)	The personnel of the Adviser and its affiliates who provide investment advice to the Fund, including those employed by Blue Owl as part of the Alternative Credit Investment Committee, are supervised persons of the Adviser.

(d)	The fees payable to the Adviser for its services to the Fund are detailed in the Investment Advisory Agreement. There are no additional fees paid to Blue Owl, the Alternative Credit Investment Committee or any other affiliate by the Fund outside of the Investment Advisory Agreement and the expense reimbursement arrangement detailed in the Administration Agreement.

(e)	As a registered investment adviser, the Adviser has a fiduciary obligation to place the interests of its clients ahead of its own. In its role as the investment adviser to the Fund, the Adviser has fiduciary obligations to the Fund.

(f)	The Fund does not currently have any employees and does not expect to have any employees. Services necessary for the Fund’s business are provided by individuals who are employees or affiliates of the Adviser and the Administrator, each of which is a wholly owned subsidiary of Blue Owl, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, respectively. As mentioned above, the Alternative Credit Investment Committee is not a legal entity but the term used to describe Blue Owl’s investment team dedicated to overseeing the alternative credit investment strategy. Each of the Fund’s executive officers is an employee of the Adviser or the Administrator or affiliates thereof.

(g)	The Adviser is registered with the Commission as an investment adviser under the Advisers Act. Blue Owl (NYSE:OWL) is a publicly traded, global alternative asset manager consisting of three investment platforms (Credit, GP Strategic Capital and Real Assets) which are comprised of the Blue Owl Advisers, which are registered with the Commission as investment advisers under the Advisers Act.

Management of the Fund — Primary Portfolio Managers (page 101 of Public N-2)

42.	Applicable only to Public N-2: The last sentence of the first paragraph of this section states that the following are biographies of the Portfolio Managers. Please provide dates for the experience disclosed to show that such experience is shown for at least five years. See Item 9.1.c. of Form N-2.

Response:

The Fund will revise the biographies of the Portfolio Managers to indicate the relevant dates of experience disclosed in the biographies in the Public N-2 Amendment.

Investment Advisory and Management Arrangements (pages 99 –101 of Private N-2)

43.	Please disclose a graphical representation of the Incentive Fee and an example showing how it is calculated.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by adding disclosure to this section as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Incentive Fee will be paid quarterly in arrears with respect to the Fund’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•	No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.50% per quarter (6.00% annualized);

•	100% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.667% (6.668% annualized). This portion of the Pre-Incentive Fee Net Investment Income Returns is referred to as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 10% of the Fund’s Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.667% in any calendar quarter; and

•	10% of the dollar amount of the Fund’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.667% (6.668% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 10% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income Returns
(expressed as a percentage of the value of average net assets per quarter)

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee

Example of the Incentive Fee (expressed as a percentage of the value of average net assets per quarter)

Scenarios	Scenario 1	Scenario 2	Scenario 3
Pre-Incentive Fee Net Investment Income Returns	0.55%	1.65%	2.80%
Catch-up Incentive Fee (maximum of 0.16667%)	-	0.15%	0.16667%
Above catch-up Incentive Fee (10% above 1.6667%)	-	-	0.11333%
Net Investment Income	0.55%	1.50%	2.52%

Scenario 1

Pre-Incentive Fee Net Investment Income Returns do not exceed the 1.50% hurdle rate; therefore, there is no Incentive Fee.

Scenario 2

Pre-Incentive Fee Net Investment Income Returns fall between the 1.50% hurdle rate and the catch-up of 1.6667%; therefore, the Incentive Fee is 100% of the Pre-Incentive Fee Net Investment Income Returns above the 1.50% hurdle return.

Scenario 3

Pre-Incentive Fee Net Investment Income Returns exceed the 1.50% hurdle rate and the 1.6667% catch-up provision. Therefore, the catch-up provision is fully satisfied by the 1.30% of Pre-Incentive Fee Net Investment Income Returns above the 1.50% hurdle rate and there is a 10% Incentive Fee rate above the 1.6667% “catch-up.” This provides an Incentive Fee of 0.28% of the Fund’s average net assets, which represents 10% of Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not exist.

Proxy Voting Policies and Procedures (page 108 of Private N-2)

44.	The first sentence of this section states that the Fund will adopt policies and procedures to determine how to vote proxies relating to portfolio securities. Please describe such policies and procedures. See Item 18.16 of Form N-2.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments by replacing the current disclosure in this section with disclosure as set forth below.

We have delegated our proxy voting responsibility to the Adviser. The proxy voting policies and procedures of the Adviser are set out below. The guidelines are reviewed periodically by the Adviser and the Board and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to the Adviser.

Introduction

As an investment adviser registered under the Adviser Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

We will vote proxies relating to our clients’ securities in the best interest of our clients’ shareholders. We will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative impact on our clients’ portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

Our proxy voting decisions are made by the senior officers who are responsible for monitoring each of our clients’ investments. To ensure that our vote is not the product of a conflict of interest, we will require that: (a) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information about how we voted proxies for the Fund by making a written request for proxy voting information to: Blue Owl Alternative Credit Fund, 399 Park Avenue, New York, NY 10022, Attention: Investor Relations, or by calling Blue Owl Alternative Credit Fund at (212) 419-3000.

Code of Ethics (page 108 of Private N-2)

45.	Please revise the last sentence of this section to specify that the codes of ethics will be available on the EDGAR database on the SEC’s internet site at www.sec.gov and that copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. See Item 18.15 of Form N-2.

Response:

The Fund will make the requested changes in the Amendments.

Purchasing Shares — General Purchase Terms (pages 109 – 110 of Public N-2)

46.	Applicable only to Public N-2: Please consider whether the last paragraph on page 8 in the Summary of Terms should also be disclosed in this section.

Response:

The Fund will add the disclosure from the last paragraph on page 8 in the Summary of Terms to this section in the Public N-2 Amendment.

Purchasing Shares — Share Class Considerations (pages 110 – 111 of Public N-2)

47.	Applicable only to Public N-2: On page 110, the last sentence states that financial intermediaries may vary the actual sale charged. Please clarify what “the actual sale charged” means. Also, if it refers to sales charges/loads, please also identify any intermediaries that may vary the sales charges/loads and the classes of people or transactions to which such variations or waivers apply. See Item 12(a)(2) of Form N-1A and IMGU 2016-06. See also application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Public N-2 Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. ~~In addition, financial intermediaries may vary the actual sale charged, if applicable, as well as impose additional fees and charges on each class of Shares.~~ Financial intermediaries may directly charge transaction or other fees on certain classes of Shares, including Upfront Sales Loads, in such amount as they may determine, as set forth in additional detail below. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Purchasing Shares — Class S Shares (page 111 of Public N-2)

48.	Applicable only to Public N-2: Please insert “in” before “an amendment” in the last sentence of this section. Please make the same change in the last sentence under “Class U Shares” on the same page.

Response:

The Fund will make the requested changes in the Public N-2 Amendment.

Description of Shares and Additional Information Regarding Declaration of Trust and By- Laws (pages 130 –132 of Private N-2)

49.	On page 132, the last few sentences of the third full paragraph describe an exclusive federal forum provision for federal securities law claims. Please remove this disclosure as there does not appear to be such a provision in the Fund’s Declaration of Trust. Please also disclose that the exclusive forum described in the first sentence of this paragraph does not apply to claims arising under the federal securities laws. See Section X.10. of Declaration of Trust.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

The Declaration of Trust provides that, to the fullest extent permitted by law, unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Fund to the Fund or its Shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, the Declaration of Trust or the By-Laws, or (iv) any action asserting a claim governed by the internal affairs (or similar) doctrine shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction~~; provided, however, that the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1940 Act, the 1933 Act and the Securities Exchange Act of 1934 Act, as amended~~. The exclusive ~~federal~~ forum provision may expose investors to increased risks to successfully bringing claims, including increased expense and decreased convenience ~~and the possibility that the exclusive federal forum provision may not be enforceable since both the 1933 Act and 1940 Act permit investors to bring claims arising from these Acts in both state and federal courts~~. The foregoing exclusive forum provision does not apply to any claims arising under U.S. federal securities laws.

50.	Please disclose that the Declaration of Trust states that shareholders may not bring direct actions except in certain cases and that such provision does not apply to claims arising under the federal securities laws. See Section X.8. of Declaration of Trust.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Amendments as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text).

In addition, the Declaration of Trust provides that no Shareholder may maintain a derivative action on behalf of the Fund unless (i) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust); (ii) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined NAV of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (iii) ~~affords the~~ Trustees are afforded a reasonable amount of time to consider such request and to investigate the basis of such claim. The Declaration of Trust further provides that a Shareholder may not bring a general direct action unless: (a) the Shareholder or Shareholders have obtained authorization from the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust), (b) Shareholders eligible to bring such action represent the 10% Threshold and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. In each case of a derivative action and general direct action, the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Declaration of Trust regarding the 10% Threshold and the Shareholder Undertaking, as they relate to derivative actions and general direct actions, do not apply to claims arising under the federal securities laws. ~~Except for claims arising under the U.S. federal securities laws, including, without limitation, the 1940 Act, (i) any claim must be brought as a derivative claim, irrespective of whether such claim involves a violation of the Shareholder’s rights under our Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim, (ii) the Trustees shall be entitled to retain counsel and other advisors in considering the merits of the request and may require such Shareholder to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action, and (iii) holders of at least 10% of the outstanding Shares must join in the bringing of such action.~~ These provisions of the Declaration of Trust may make it more difficult for Shareholders to bring an ~~a derivative~~ action than a company without such provisions.

STATEMENT OF ADDITIONAL INFORMATION (PUBLIC N-2)

Certain ERISA Considerations (pages B-16 – B-17 of Public N-2)

51.	Applicable only to Public N-2: The third to last sentence of the second paragraph of this section includes the following language: “given that the Fund sells Shares only to Eligible Investors, as described herein”. Please delete this disclosure as disclosure in the Public N-2 does not state that the Fund sells Shares only to Eligible Investors.

Response:

In response to the Staff’s comment, the Fund intends to revise the relevant disclosures in the Public N-2 Amendment as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~).

Fiduciaries of such plans or arrangements also should confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement~~, which may be of particular importance for participant-directed plans given that the Fund sells Shares only to Eligible Investors, as described herein~~.

Financial Statements (page B-19 of Public N-2)

52.	Applicable only to Public N-2: The staff notes the financial information is blank and will be filed by amendment. The staff may have further comments upon review of such information.

Response:

The Fund acknowledges the Staff’s comment.

PART C (PUBLIC N-2)

Item 25. Financial Statements and Exhibits (page B-21 of Public N-2)

53.	Applicable only to Public N-2: Please confirm to us that the Opinion of Counsel to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin 19.

Response:

The Fund confirms that it intends that the legality opinion to be filed as Exhibit (l) to the Public N-2 will be consistent with Staff Legal Bulletin 19.

Item 34. Undertakings (pages B-22 – B-24 of Public N-2)

54.	Applicable only to Public N-2: If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4 of Form N-2. Please also include undertaking 34.6 of Form N-2. See Rule 484 under the Securities Act. In undertaking 34.7, please insert “prospectus or” after “any”.

Response:

The Fund notes that the undertaking set forth in Item 34.4 of Form N-2 would be applicable only where the registrant is filing a registration statement permitted by Rule 430A under the Securities Act. The Fund respectfully submits that it does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act. Instead, the Fund expects that information related to any offering of securities under the registration statement will be filed in accordance with Rule 430C under the Securities Act and the undertaking the Fund has made pursuant to Item 34.3 of Form N-2 (and deemed to be part of and included in the registration statement on the date it is first used after effectiveness) in the Public N-2.

The Fund will make the requested change to undertaking 34.7 in the Public N-2 Amendment.

Signatures

55.	Applicable only to Public N-2: Please identify the Fund’s principal accounting officer. See Section 6(a) of the Securities Act.

Response:

The Fund will identify that Jerry Cammarata is the Fund’s principal accounting officer in addition to the Fund’s principal financial officer in the signature pages to the Public N-2 Amendment.

GENERAL COMMENTS

56.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre- effective amendments to the Public N-2 filed by the Fund or amendments to the Private N-2 filed by the Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment to the Public N-2 by the Fund or added in any amendment to the Private N-2 by the Fund.

Response:

The Fund acknowledges the Staff’s comment.

57.	Applicable only to Public N-2: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response:

There is no current intention to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A. The Fund confirms that, in the event information is omitted in reliance on Rule 430A, it will identify for the Staff any such omitted information.

58.	Other than the application for exemptive relief to issue multiple classes of Shares, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response:

The Fund has been added as a “Regulated Fund” co-applicant to Amendment No. 2 to the application for an order under Section 57(i) of the 1940 Act, and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, filed with the Commission on April 3, 2025 by the Fund and certain of its affiliates (the “Application”). The Application was noticed by the Commission on April 9, 2025.

59.	Responses to this letter should be in the form of a pre-effective amendment to the Public N-2 filed by the Fund pursuant to Rule 472 under the Securities Act and an amendment to the Private N-2 filed by the Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment and is filing this response letter, along with the Amendments, further to such comment.

*      *      *      *      *      *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:	Andrew Murphy, Blue Owl Alternative Credit Advisors II LLC
Nicole M. Runyan, P.C., Kirkland & Ellis, LLP